Exhibit 23.1

Independent Auditors’ Consent

We consent to the incorporation by reference in this Post-Effective Amendment No. 2 of Registration Statement No. 333-89793 of Microsoft Corporation on Form S-3 of our report dated July 17, 2003 (September 3, 2003, as to certain information in Note 20) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), appearing in the Annual Report on Form 10-K of Microsoft Corporation for the year ended June 30, 2003, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/    Deloitte & Touche LLP

Seattle, Washington

October 15, 2003